SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 7)

                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(a)(1)

                           PENWEST PHARMACEUTICALS CO.
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                                (Name of Issuer)

                             COMMON STOCK, PAR VALUE
                                     $0.001
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                         (TITLE OF CLASS OF SECURITIES)

                                    709754105
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                                 (CUSIP NUMBER)

JOSEPH EDELMAN, 499 PARK AVENUE, 25TH FLOOR, NEW YORK, NY 10022, (646) 205-5300
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICE AND COMMUNICATIONS)

                                 MARCH 12, 2009
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             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 709754105                   13D/A                    Page 2 of 6 Pages


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      PERCEPTIVE ADVISORS LLC
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2.    CHECK THE APPROPRIATE BOX IF A  GROUP*                             (a) |X|
                                                                         (b)
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3.    SEC USE ONLY


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4.    SOURCES OF FUNDS

      OO (Funds from Investment Advisory Clients).
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
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    NUMBER OF       7.  SOLE VOTING POWER
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8.  SHARED VOTING POWER        6,476,446
     OWNED BY       ------------------------------------------------------------
       EACH         9.  SOLE DISPOSITIVE POWER
    REPORTING       ------------------------------------------------------------
   PERSON WITH      10. SHARED DISPOSITIVE POWER   6,476,446
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,476,446
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      20.5%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IA
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 709754105                   13D/A                    Page 3 of 6 Pages


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      JOSEPH EDELMAN
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A  GROUP*                             (a) |X|
                                                                         (b)
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCES OF FUNDS

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
    NUMBER OF       7.  SOLE VOTING POWER          0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8.  SHARED VOTING POWER        6,476,446
     OWNED BY       ------------------------------------------------------------
       EACH         9.  SOLE DISPOSITIVE POWER     0
    REPORTING       ------------------------------------------------------------
   PERSON WITH      10. SHARED DISPOSITIVE POWER   6,476,446
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,476,446
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      20.5%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 709754105                   13D/A                    Page 4 of 6 Pages


      EXPLANATORY NOTE: This Amendment No. 7 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Perceptive Advisors LLC, a Delaware limited liability company (the "Investment Manager") and Joseph Edelman, the managing member of the Investment Manager (each, a Reporting Person and, collectively, the "Reporting Persons") initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on July 17, 2008 and amended on July 18, 2008, October 23, 2008, November 21, 2008, December 19, 2008,
January 12, 2009, and March 3, 2009 (as so amended, the "Statement"), with respect to the common stock, par value $0.001 (the "Common Stock") of Penwest Pharmaceuticals Co. (the "Issuer").

      Items 4 and 5 of the Statement are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

ITEM 4 PURPOSE OF TRANSACTION

      Item 4 of the Statement is hereby amended to add the following:

      On March 12, 2009, Tang Capital Partners, LP and Perceptive Life Sciences Master Fund Ltd. sent to the Corporate Secretary of the Issuer a Demand to Inspect Corporate Books and Records pursuant to the Washington Business Corporation Act (the "Demand") to, among other things: (a) investigate whether the Issuer's board of directors has acted properly and in the best interest of the corporation; (b) determine what, if any, additional proposals Tang Capital Partners, LP and Perceptive Life Sciences Master Fund Ltd. should bring to a vote of shareholders at the Issuer's 2009 annual meeting of shareholders; and
(c) develop facts necessary to communicate with the Issuer's shareholders, in compliance with applicable law, with respect to Tang Capital Partners, LP's and Perceptive Life Sciences Master Fund Ltd.'s director nominations, additional proposals that they may bring to vote at the 2009 annual meeting of shareholders and other matters relating to their interests as shareholders, including, but not limited to, an investigation into possible mismanagement, waste of corporate assets and breach of fiduciary duties by the Issuer's board of directors and officers. .

      On March 12, 2009, Tang Capital Partners, LP and Perceptive Life Sciences Master Fund Ltd. filed a complaint for declaratory and injunctive relief against the Issuer in Superior Court in the State of Washington, Thurston County requesting that the court declare that plaintiffs satisfied the notice provisions set forth in Penwest's bylaws and requesting that the Court issue an order preventing Penwest from seeking to disallow or otherwise prevent or not recognize the nominations by plaintiffs at the 2009 Annual Meeting of Shareholders of Joseph Edelman, Kevin C. Tang and Andrew D. Levin, M.D., Ph.D. as director candidates, or the casting of votes in favor of such candidates, on the basis that the plaintiffs have not complied with the provisions of the Company's bylaws or applicable state law (the "Complaint"). On March 13, 2009, Tang Capital Partners, LP and Perceptive Life Sciences Master Fund Ltd. filed a motion for preliminary injunctive relief against the Issuer in Superior Court in the State of Washington, Thurston County seeking a preliminary injunction to enjoin the Issuer from mailing any ballots to shareholders that contain director nominees and enjoining any shareholder vote on individuals nominated for the Issuer's board of directors unless the three candidates submitted by plaintiffs are permitted to be nominated and votes are permitted to be cast in favor of such nominees, or a court resolves the merits of plaintiffs' declaratory judgment action filed therewith (the "Motion").

CUSIP No. 709754105                   13D/A                    Page 5 of 6 Pages


ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

      (a)-(b) The Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 6,476,446 shares of Common Stock as of March 12, 2009, which represent 20.5% of the Issuer's outstanding shares of Common Stock. Such 6,476,446 shares of Common Stock are held by Perceptive Life Sciences Master Fund Ltd., a Cayman Islands company (the "Fund"), to which Perceptive is the Investment Manager.

      The percentage calculation was based on 31,667,792 shares outstanding which is the total number of shares outstanding as of November 5, 2008 as reported by the Issuer on the Form 10-Q as filed with the Securities and Exchange Commission on November 10, 2008.

                         Sole Voting Power    Shared Voting        Sole           Shared
                                                  Power        Dispositive   Dispositive Power
                                                                  Power
----------------------------------------------------------------------------------------------
Perceptive Advisors LLC          0              6,476,446           0            6,476,446
Joseph Edelman                   0              6,476,446           0            6,476,446

      The aggregate amount of shares owned by the Reporting Persons is 6,476,446.

      By virtue of the understanding reached between the Reporting Persons and Tang described in Item 4, the Reporting Persons and Tang may be deemed to have formed a "group," within the meaning of Section 13(d)(3) of the Securities Act of 1934. Collectively, the group may be deemed to have voting control over a combined 13,172,044 shares of Common Stock, or 41.6% of the outstanding shares of Common Stock. However, each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Perceptive and its affiliates.

      (c) Except as set forth below, there have been no transactions in the shares of Common Stock by any of the Reporting Persons since the last 13D/A filed with the Securities and Exchange Commission on March 3, 2009:

      DATE                 TRANSACTION            SHARES               PRICE
      ----                 -----------            ------               -----
    3/6/2009                  Other*             274,362*              $1.26

      *This transaction reflects the termination of the Investment Manager's authority over the acquisition or disposition of these shares held in a managed account; as a result of this termination, the Reporting Persons no longer have discretion over these shares.

      (d) - (e): Not applicable.

CUSIP No. 709754105                   13D/A                   Page 6 of 6 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              March 16, 2009
                              --------------
                              Date

                              PERCEPTIVE ADVISORS LLC

                              /s/ Joseph Edelman
                              ------------------
                              Signature

                              Joseph Edelman/Managing Member
                              ------------------------------
                              Name/Title

                              March 16, 2009
                              --------------
                              Date

                              /s/ Joseph Edelman
                              ------------------
                              Signature

                              Joseph Edelman
                              --------------
                              Name/Title

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.